

10013242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

AVERY DENNISON CORPORATION
150 North Orange Grove Blvd.
Pasadena, California 91103
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 24, 2010

By 
Karyn E. Rodriguez
Vice President and Treasurer,
Avery Dennison Corporation

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	4
Financial Statements:	
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008, and November 30, 2008	5
Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2009, the month ended December 31, 2008, and the year ended November 30, 2008	6
Notes to Financial Statements	7
Supplemental Schedules:	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009	21
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008	24
Schedule of Reportable Transactions for the year ended December 31, 2009	27
Schedule of Reportable Transactions for the month ended December 31, 2008	28
Exhibit:	
Exhibit 23- Consent of Independent Registered Public Accounting Firm	29

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Retirement Plan Committee of
Avery Dennison Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the "Plan") at December 31, 2009 and 2008, and November 30, 2008, and the changes in net assets available for benefits for the periods ended December 31, 2009 and November 30, 2008 and the month ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2009 and 2008 and reportable transactions for the periods then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 24, 2010

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	December 31, 2009	December 31, 2008	November 30, 2008
ASSETS			
Investments, at fair value	$ 575.8	$ 485.2	$ 469.4
Receivables	1.6	.3	.3
Total assets	577.4	485.5	469.7
LIABILITIES			
Note payable (See Note 10)	–	1.7	2.2
Other payables	.2	.9	.6
Total liabilities	.2	2.6	2.8
Net assets available for benefits, at fair value	577.2	482.9	466.9
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2.5)	4.5	6.8
Net assets available for benefits	$ 574.7	$ 487.4	$ 473.7

The accompanying notes are an integral part of these financial statements.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	Year Ended December 31, 2009	Month Ended December 31, 2008	Year Ended November 30, 2008
Additions to net assets attributed to:			
Interest income	$ 5.8	$ .5	$ 6.3
Dividend income	8.5	4.7	28.3
Participant contributions	29.2	2.2	28.0
Employer contributions	11.0	.3	5.2
Total additions	54.5	7.7	67.8
Deductions from net assets attributed to:			
Benefits paid to participants	(41.4)	(2.8)	(61.3)
Interest expense	–	–	(.2)
Administrative expenses	(.8)	(.1)	(.8)
Total deductions	(42.2)	(2.9)	(62.3)
Net appreciation (depreciation) in fair value of investments	73.7	9.0	(236.9)
Net plan transfers and merger	1.3	(.1)	(2.0)
Net increase (decrease)	87.3	13.7	(233.4)
Net assets available for benefits:			
Beginning of year	487.4	473.7	707.1
End of year	$ 574.7	$ 487.4	$ 473.7

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for additional information relating to the Plan.

General
The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Eligible employees are automatically enrolled upon employment, subject to the Plan's "opt-out" procedures. Effective December 31, 2008, the plan year for the Plan was changed from the twelve-month period beginning December 1 and ending November 30 to the calendar year. Consequently, there was a short plan year from December 1, 2008 to December 31, 2008.

Contributions
Each newly hired eligible employee is automatically enrolled in the Plan contributing 6 percent of his or her compensation in the form of Pre-Tax Savings ("PTS") contributions to his or her account, unless the employee affirmatively elects not to contribute or to contribute another amount. A participant may elect to contribute 1 percent to 25 percent of total eligible compensation to his or her account on a pre-tax and/or after-tax basis (subject to an annual maximum, as prescribed by regulatory requirements and limits imposed on highly compensated employees in order to satisfy nondiscrimination requirements). Participants age 50 and above may contribute additional "catch-up" PTS contributions over the otherwise applicable limit. Participants direct the investment of their contributions into various investment options offered under the Plan.

Effective December 31, 2008, both the Paxar Corporation Employee Savings and Protection Plan ("Paxar Savings Plan") and DM Label, Inc. Salary Savings Plan ("DM Label Savings Plan") were closed to participation and contributions. Effective January 1, 2009, all eligible employees who were participants in these plans became eligible to participate in the Plan. Eligible employees who formerly participated in the Paxar Savings Plan or DM Label Savings Plan were automatically enrolled in the Plan at their same contribution percentage rate as under the Paxar Savings Plan or DM Label Savings Plan, respectively. Employees on December 31, 2008 who were participants in the DM Label Savings Plan became fully vested in their DM Label Savings Plan employer contribution accounts. Employment service with Paxar Corporation or DM Label, Inc. is counted for vesting purposes under the Plan.

On February 2, 2009, the DM Label Savings Plan merged into the Plan and accounts in the DM Label Savings Plan were transferred into the Plan. Account balances as of the transfer date were automatically mapped to the new investment options under the Plan that were closest to participants' previous investment elections. Participants were able to make changes to their investment elections as of February 11, 2009. See Note 3, "Plan Transfers," for more information.

The Plan was amended to provide an enhanced matching contribution effective the first payroll period on or after January 1, 2009, which applies to Plan participants who are not eligible to participate in the Avery Dennison Pension Plan (the "Pension Plan"). In general, eligible employees hired after December 31, 2008 and eligible employees of Paxar Corporation and DM Label, Inc. are not eligible to participate in the Pension Plan so these groups receive the enhanced matching contribution. The maximum enhanced matching contribution is 100 percent of the first 4 percent of the eligible employee's eligible compensation contributed to the Plan. For Plan participants who are eligible to participate in the Pension Plan, the Company matches 50 percent of the first 6 percent of eligible compensation contributed to the Plan.

The matching Company contribution is invested directly in Company common stock. However, participants may elect to transfer these Company stock investments to other available investment options at any time.

SHARE Accounts are held under the Plan for participants who participated in the Stock Holding and Retirement Enhancement Plan which is now a part of the Plan. SHARE Accounts hold Company stock investments but participants may elect to transfer these investments to other investment funds available under the Plan at any time.

PTS contributions and Company contributions, including any earnings thereon, are not taxable until they are withdrawn or distributed. Eligible employees are permitted to make rollover contributions of eligible rollover distributions from an eligible retirement plan into the Plan, including direct rollovers.

Participants' Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions and earnings on all such contributions. The participant's entire benefit from the Plan is provided from the participant's vested account balance.

Vesting and Forfeitures
Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon are 100 percent vested after three years of service or, if earlier, upon a participant's death or 65th birthday or if the Plan is terminated or discontinued, provided that the participant is an employee at that time. In addition, certain participants who die while performing qualified military service are fully vested in their Company contributions (and earnings) under the Plan. All SHARE accounts are currently 100 percent vested. If a participant's employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited. Forfeitures of participants' unvested Company contributions may be used to pay administrative expenses of the Plan or to reduce the Company's contribution.

Payment of Benefits
Participants generally receive their vested account balance when they retire or terminate employment with the Company. Participants may take hardship withdrawals, withdrawals at age 59 ½, and certain other withdrawals from specified vested accounts when they are employed, subject to legal and/or Plan restrictions and requirements.

Participant Loans
Participants also have the right, subject to certain limitations and requirements, to borrow from certain accounts. In general, loans cannot exceed 50 percent of the participant's vested accounts and they must bear reasonable interest rates commensurate with the interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Participant loans are valued at their outstanding balances, which approximate fair value. At the time that each loan is made, the interest rate is fixed at the rate equal to the prime rate (as published by Reuters) plus one percent established as of the first day of each plan quarter. Each loan generally has a maximum term of five years and is an asset of the applicable participant's account on the date of borrowing. Interest payments are credited to the applicable participant's account.

Administrative Expenses
Investment management fees and reasonable administrative expenses are charged to and paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company, except for certain fees (such as fees associated with Plan loans) that are paid by participants. Administrative expenses were $.8 million, $.1 million, and $.8 million for the year ended December 31, 2009, month ended December 31, 2008, and year ended November 30, 2008, respectively.

Plan Termination
The Company presently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time. In the event of Plan termination, each affected participant will be 100 percent vested in his or her Company contributions and all of the assets in participant accounts will be distributed to the participants (or beneficiaries).

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board ("FASB") issued additional guidance about (i) determining fair value when the volume and level of activity for the asset or liability have significantly decreased and (ii) identifying transactions that are not orderly. The guidance reaffirms that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan's financial statements.

In June 2009, the FASB established the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative non-governmental U.S. GAAP. The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification changed the manner in which U.S. GAAP guidance is referenced, but did not have any impact on the Plan's financial statements.

During 2009, the Plan adopted a new accounting standard on subsequent events, issued by the FASB in May 2009 and amended in February 2010. This standard defines what qualifies as a subsequent event—those events or transactions that occur following the balance sheet date, but before the financial statements are issued, or are available to be issued. This standard was effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance is reflected in the Plan's financial statements.

NOTES TO FINANCIAL STATEMENTS

In September 2009, the FASB issued updated guidance on estimating the fair value of a company's investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance was effective for periods ending after December 15, 2009. The adoption of this guidance did not have a material impact on the Plan's financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued updated guidance that requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The early adoption of this guidance is reflected in the Plan's financial statements, except for the Level 3 disclosure requirements.

Risks and Uncertainties

The Plan's assets are invested at participants' discretion in the Company's common stock and various investment fund options available under the Plan. If a participant does not make an investment election for his accounts, his accounts will be invested in the Plan's qualified default investment alternative. The fund options may be invested in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds (including the Company Stock Fund), as well as to changes in global economic conditions, including real estate value, delinquencies and defaults, and the outlook and performance of the financial markets. Therefore, changes in the values of investment securities will affect participants' account balances and the amounts reported in the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

Valuation of Investments

Investments are reported at fair value. Refer to Note 8, "Fair Value Measurements," for more information.

Income Recognition

The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments during the period, is reported in the Statements of Changes in Net Assets Available for Benefits. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in the market value as compared to the cost basis of the assets during the Plan's fiscal year.

The Department of Labor and the Internal Revenue Service ("IRS") Form 5500, "Annual Return/Report of Employee Benefit Plan," requires realized and unrealized gains and losses to be determined using the value of the asset as of the beginning of the plan year (referred to as the "current value method") rather than using the historical cost basis of the asset. Therefore, the amounts reflected in Note 5, calculated on a historical cost basis, will differ from those presented in the Form 5500 to be filed for the Plan.

Leveraged Stock Fund
Included in the Plan was a leveraged employee stock ownership (the Employee Stock Ownership Plan or "ESOP") feature in which loan proceeds (see Note 10, "Note Payable") were used to purchase Company common stock. Company common stock in this fund was allocated to participant accounts to fund employer matching contributions.

On February 28, 2009, all remaining unallocated shares held in this fund were allocated to participants. Beginning March 2009, the Company's match to the Savings Plan was funded by shares in the Company's Employee Stock Benefit Trust. The unallocated assets available for benefits in the ESOP were $.7 million and $1.0 million as of December 31, 2008 and November 30, 2008, respectively.

Contributions
Participant and employer contributions are recorded on an accrual basis. The matching Company contribution is invested directly in Company common stock. Employer contributions were made by releasing the required number of shares of the unallocated Company common stock from the Plan's Leveraged Stock Fund or the Company's Employee Stock Benefit Trust necessary to satisfy the Company's matching contribution.

Benefit Payments
All benefits are payable from net assets available for benefits. Benefits are recorded when paid. The Plan's financial statements and the related Form 5500 differ in the presentation of benefits payable due to different guidelines for each as promulgated by GAAP and the Form 5500 reporting requirements. Form 5500 requires plans to report benefit claims payable as a liability, whereas they are not recorded as a liability in the Plan's financial statements.

3. Plan Transfers

Based upon participant elections, the Company transferred $2.1 million, $.1 million, and $2.0 million from the Plan to another retirement plan of the Company during the year ended December 31, 2009, month ended December 31, 2008, and year ended November 30, 2008, respectively. Additionally, assets from other plans totaling $3.4 million (primarily from the DM Label Savings Plan) were transferred into the Plan during the year ended December 31, 2009.

4. Investments

The fair value of individual investments representing 5 percent or more of the Plan's net assets available for benefits at each of the presented Plan periods ended is as follows:

(In millions, except share amounts)	December 31, 2009	December 31, 2008	November 30, 2008
Company common stock[1] : 4,490,094, 4,312,042 and 4,310,232 shares, respectively	$ 163.8	$ 141.1	$ 134.0
Fidelity Puritan Fund: 3,553,738, 3,079,082 and 3,054,644 shares, respectively	57.1	40.2	39.4
Diversified International Fund: 1,081,953, 1,054,522 and 1,044,782 shares, respectively	30.3	N/A[2]	N/A[2]
Victory EB Diversified Stock Fund: 2,853,543, 3,055,470 and 3,075,392 shares, respectively	32.3	26.9	27.0

(1) Participant and nonparticipant-directed as of December 31, 2008 and November 30, 2008
(2) Fair value was below 5 percent of the Plan's net assets.

5. Net Appreciation (Depreciation) in the Fair Value of Investments

During the year ended December 31, 2009, the month ended December 31, 2008, and the year ended November 30, 2008, the Plan's investments, which include gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the period, appreciated (depreciated) in value as follows:

(In millions)	Year Ended December 31, 2009	Month Ended December 31, 2008	Year Ended November 30, 2008
Mutual funds	$ 42.0	$ 1.7	$ (114.3)
Common/collective trusts	13.1	.3	(31.4)
Company common stock	18.6	7.0	(91.2)
Net appreciation (depreciation) in the fair value of investments	$ 73.7	$ 9.0	$ (236.9)

As of December 31, 2009, December 31, 2008, and November 30, 2008, approximately 28 percent, 29 percent, and 29 percent, respectively, of the Plan's assets were invested in the common stock of the Company. At December 31, 2009, December 31, 2008 and November 30, 2008, the per share price of the Company's stock was $36.49, $32.73, and $31.10, respectively. The value of the Company Stock Fund is entirely dependent on the market price of the Company's common stock. Changes in the value of Company common stock will affect participants' account balances and the amounts reported in the Plan's financial statements.

6. Nonparticipant-Directed Investments

Net assets related to nonparticipant-directed investments at each of the presented Plan periods ended are as follows:

(In millions)	Year Ended December 31, 2009 [2]	Month Ended December 31, 2008	Year Ended November 30, 2008
Net Assets:			
Company common stock[1], net of Note Payable	$ 116.5	$ 93.4	$ 88.8

[1] Includes participant-directed investments from one of the Plan's stock funds. If participant-directed and nonparticipant-directed amounts of a fund cannot be separately determined, the entire fund is deemed to be nonparticipant-directed. The Plan's other stock funds hold only participant-directed investments.
[2] As of December 31, 2009, all of the Plan's stock funds hold only participant-directed investments.

Components of the changes in net assets related to nonparticipant-directed investments for each of the Plan periods presented are as follows:

(In millions)	Year Ended December 31, 2009	Month Ended December 31, 2008	Year Ended November 30, 2008
Changes in Net Assets:			
Net appreciation (depreciation) in the fair value of investments	$ 13.3	$ 4.5	$ (58.6)
Interest income	.8	–	.3
Dividends	3.6	1.1	4.7
Participant contributions	2.2	.2	2.5
Employer contributions	11.0 [1]	.3	5.2
Benefits paid to participants	(5.6)	(.3)	(8.7)
Interest expense	–	–	(.2)
Administrative expenses	(.4)	–	(.4)
Plan transfers	.1	–	(.1)
Transfers to participant-directed investments	(1.9)	(1.2)	(8.7)
	$ 23.1	$ 4.6	$ (64.0)

[1] Represents cash of $1.8 and non-cash of $9.2.

7. Investment Contracts with Insurance Companies

Included in the Plan's investments is a fixed income fund that includes benefit-responsive guaranteed investment contracts ("GICs"). The fair value of a traditional GIC is calculated by discounting the expected future cash flows of each contract based on current yields of similar instruments with comparable durations. The Plan also includes fully benefit-responsive synthetic GICs. The synthetic GICs wrap a third-party insurance contract around traditional fixed-income securities. Under these contracts, the insurance companies guarantee that there will be no investment loss due to fluctuations in interest rates for the securities held in the fixed income fund.

Synthetic GICs have underlying assets which are valued at representative market prices and adjusted to contract value by using a wrap contract. The fair value of a synthetic GIC is composed of the aggregate market values of the underlying investments and the fair value of the wrap contract. The fair value of a wrap contract for a synthetic GIC represents the difference between current market level rates for contract wrap fees and the wrap fee being charged. Refer to Note 8, "Fair Value Measurements," for further information.

The GICs and their associated wrap contracts are included in the Statements of Net Assets Available for Benefits at fair value of approximately $108.3 million, $102.7 million and $100.0 million as of December 31, 2009, December 31, 2008 and November 30, 2008, respectively. Contract value of the fully benefit-responsive investment contracts was (lower) higher than fair market value by approximately ($2.5) million, $4.5 million, and $6.8 million as of December 31, 2009, December 31, 2008 and November 30, 2008, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned less benefits paid and transfers to other funds. However, if one or all of the contracts were to be terminated by the Plan prior to the expiration date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements. Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) competing fund transfers or violation of equity wash provisions, (3) any early retirement program, group termination, group layoff, facility closing, or similar program, (4) bankruptcy of the Company or other Company events (e.g. divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, and (5) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value will likely be used in determining the payouts to the participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The crediting interest rates paid on the fully benefit-responsive investment contracts ranged from .3 percent per annum to 4.4 percent per annum as of December 31, 2009, 2.1 percent per annum to 5.1 percent per annum as of December 31, 2008, and 2.7 percent per annum to 5.1 percent per annum as of November 30, 2008. The Plan earned an average annual yield on these investment contracts of 3.88 percent, 4.66 percent, and 4.91 percent for the year ended December 31, 2009, the month ended December 31, 2008, and the year ended November 30, 2008, respectively. The average annual yield credited to participants was 3.65 percent, 4.39 percent, and 4.65 percent for year ended December 31, 2009, the month ended December 31, 2008, and the year ended November 30, 2008, respectively. Crediting interest rates for synthetic GICs are reviewed on a quarterly basis for resetting and may not be less than 0 percent per annum, while traditional GICs have fixed crediting rates for the terms of the contracts. There were no reserves against contract values as of December 31, 2009, December 31, 2008 and November 30, 2008.

Refer to Note 12, "Concentration of Credit Risk," for more information.

8. Fair Value Measurements

The Plan investments are valued based on a three-tier fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	Unobservable and significant to the fair value measurement.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Money market funds: Valued at cost, which approximates fair value.

Mutual funds: Valued at quoted market prices, which represent the net asset value ("NAV") of shares held at year end.

Common/collective trusts and pooled fixed income funds: Valued at NAV per unit, as determined by the fund's trustee based on the underlying securities in the trust. These investments are redeemable daily.

Common stock and fixed income securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed Investment Contracts: Valued using the present value of the contract's future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Wrap contracts: Valued based on hypothetical wrap fees generated by matrix pricing.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

		Fair Value Measurements Using		
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$ 9.2	$ 7.9	$ 1.3	$ –
Fixed income securities:				
Mortgage-backed securities	25.2	–	25.2	–
Asset-backed securities	14.7	–	14.7	–
Corporate bonds	16.2	–	16.2	–
Government bonds	4.3	–	4.3	–
Pooled fixed income funds:				
Mortgage-backed securities	17.0	–	17.0	–
Asset-backed securities	8.6	–	8.6	–
Corporate bonds	10.6	–	10.6	–
Government bonds	6.2	–	6.2	–
Mutual funds:				
U.S. equities – growth	40.1	40.1	–	–
U.S. equities – value	5.3	5.3	–	–
U.S. equities – blend	48.6	48.6	–	–
Balanced	57.1	57.1	–	–
International	30.3	30.3	–	–
Life cycle	21.2	21.2	–	–
Short term	17.7	17.7	–	–
Company common stock	163.8	163.8	–	–
Common/collective trusts	59.9	–	59.9	–
Guaranteed investment contracts	4.3	–	4.3	–
Wrap contracts	.1	–	–	.1
Participant loans	15.4	–	–	15.4
	$ 575.8	$ 392.0	$ 168.3	$ 15.5

The following table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2009:

(In millions)	Wrap Contracts	Participant Loans
Fair value, beginning of year	$ .2	$ 16.5
Purchases, sales, issuances and settlements, net	(.1)	(1.1) [(1)]
Fair value, end of year	$ .1	$ 15.4

[(1)] Includes $6.9 of loan withdrawals, offset by $6.3 of loan repayments and $1.7 of defaulted loans and deemed distributions.

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

(In millions)	Total	Fair Value Measurements Using Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$ 9.3	$ 7.5	$ 1.8	$ –
Mutual funds	168.1	168.1	–	–
Common/collective trusts	49.3	–	49.3	–
Company common stock	141.1	141.1	–	–
Pooled fixed income funds	37.5	–	37.5	–
Fixed income securities	63.2	–	63.2	–
Wrap contracts	.2	–	–	.2
Participant loans	16.5	–	–	16.5
	$ 485.2	$ 316.7	$ 151.8	$ 16.7

The following table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the month ended December 31, 2008:

(In millions)	Wrap Contracts	Participant Loans
Fair value, beginning of period	$ .2	$ 16.6
Purchases, sales, issuances and settlements, net	–	(.1)[1]
Fair value, end of period	$ .2	$ 16.5

[1] Includes $.6 of loan withdrawals, offset by $.6 of loan repayments and $.1 of defaulted loans and deemed distributions.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of November 30, 2008:

(In millions)	Total	Fair Value Measurements Using Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$ 9.3	$ 6.6	$ 2.7	$ –
Mutual funds	163.0	163.0	–	–
Common/collective trusts	49.2	–	49.2	–
Company common stock	134.0	134.0	–	–
Pooled fixed income funds	35.9	–	35.9	–
Fixed income securities	61.2	–	61.2	–
Wrap contracts	.2	–	–	.2
Participant loans	16.6	–	–	16.6
	$ 469.4	$ 303.6	$ 149.0	$ 16.8

NOTES TO FINANCIAL STATEMENTS

The following table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended November 30, 2008:

(In millions)	Wrap Contracts	Participant Loans
Fair value, beginning of year	$ –	$ 16.6
Purchases, sales, issuances and settlements, net	.2	– [1]
Fair value, end of year	$ .2	$ 16.6

[1] Includes $8.1 of loan withdrawals, offset by $6.9 of loan repayments and $1.2 of defaulted loans and deemed distributions.

9. Related-Party Transactions

Because the Company's common stock is an investment held by the Plan, investments in this stock represent transactions with parties-in-interest. During the plan year ended December 31, 2009, the Plan purchased and sold Company common stock totaling $33.3 million and $25.7 million, respectively. During the plan month ended December 31, 2008, the Plan purchased and sold Company common stock totaling $2.5 million and $1.6 million, respectively. During the plan year ended November 30, 2008, the Plan purchased and sold Company common stock totaling $37.2 million and $40.7 million, respectively. Certain other plan investments included short-term deposits and investments and shares of mutual funds managed by Fidelity Management Trust Company, the Custodian and Recordkeeper of the Plan. Additionally, certain other plan investments included short-term deposits held by Bank of America Trust Company (formerly U.S. Trust Company) as Trustee of the Plan at December 31, 2008 and November 30, 2008. These relationships qualify as parties-in-interest transactions for which a statutory exemption exists. The following sets forth amounts of the Plan's investments in, or managed by, related parties:

(In millions)	December 31, 2009	December 31, 2008	November 30, 2008
Avery Dennison Corporation	$ 163.8	$ 141.1	$ 134.0
Fidelity Management Trust Company	184.1	143.4	138.1
Bank of America Trust Company	–	.2	.4
	$ 347.9	$ 284.7	$ 272.5

10. Note Payable

The Plan had a capacity to borrow up to $60 million under a revolving credit agreement with the Company. The financing available under the revolving credit agreement was used to acquire the Company's common stock, as provided in the Plan. Borrowings under the credit agreement are collateralized by the unallocated Company common stock held in the Plan's Leveraged Stock Fund and bear interest at the three-month London Interbank Offered Rate plus $^3/_8$ percent, with interest due quarterly. The interest rate is reset every quarter. During the plan year ended December 31, 2009, the plan month ended December 31, 2008, and the plan year ended November 30, 2008, the Plan paid interest on the debt at average annual rates of 1.84 percent, 2.58 percent, and 4.01 percent, respectively.

The remaining principal indebtedness was repaid during 2009. At December 31, 2008, and November 30, 2008, the Plan had approximately $1.7 million and $2.2 million, respectively, of outstanding borrowings under this facility.

NOTES TO FINANCIAL STATEMENTS

11. Tax Status

The Plan is intended to comply with the provisions of Section 401(a) and other applicable provisions of the Internal Revenue Code (the "Code"). The Plan received a favorable determination letter from the IRS in November 2009 that includes certain IRS pre-approved amendments executed in December 2009. As of the applicable dates, the Plan is, therefore, considered exempt from federal and state income taxes.

Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Plan is designed and is intended to be operating in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to comply with the applicable requirements under the law.

12. Concentration of Credit Risk

Included in the Plan's investments for participants is a fixed income fund where the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Company, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with qualified investment institutions. Under these contracts, the investment institutions guarantee that there will be no investment loss due to fluctuations in interest rates for the securities held in the fixed income fund, if the Company complies with the terms of these contracts.

The Plan's cash and cash equivalent balances with financial institutions may, at times, exceed federally insured limits.

Although the Plan may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

13. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to the Form 5500 at December 31, 2009, December 31, 2008 and November 30, 2008:

(In millions)	December 31, 2009	December 31, 2008	November 30 2008
Net assets available for benefits per the Plan's financial statements	$ 574.7	$ 487.4	$ 473.7
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2.5	(4.5)	(6.8)
Amounts allocated to withdrawing participants	(.4)	(.4)	(.6)
Net assets available for benefits per the Form 5500	$ 576.8	$ 482.5	$ 466.3

The fully benefit-responsive investment contracts are recorded at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits and at fair value on the Form 5500. As a result, unrealized gains or losses related to fully benefit-responsive investment contracts are reflected in the Form 5500, but not included in "Net appreciation (depreciation) in the fair value of investments" in the Statements of Changes in Net Assets Available for Benefits.

The following is a reconciliation of benefits paid to participants per the Statements of Changes in Net Assets Available for Benefits during the year ended December 31, 2009, month ended December 31, 2008, and year ended November 30, 2008, to Form 5500:

(In millions)	Year Ended December 31, 2009	Month Ended December 31, 2008	Month Ended December 31, 2008
Benefits paid to participants per the Plan's financial statements	$ 41.4	$ 2.8	$ 61.3
Add: Amounts allocated to withdrawing participants at current period end	.4	.4	.6
Less: Amounts allocated to withdrawing participants at prior period end	(.4)	(.6)	(.7)
Benefits paid to participants per the Form 5500	$ 41.4	$ 2.6	$ 61.2

14. Subsequent Events

Effective January 1, 2010, each newly hired eligible employee is automatically enrolled in the Plan following 30 days of employment contributing 6 percent of his or her compensation in the form of PTS contributions to his or her account, unless the employee affirmatively elects not to enroll or to enroll within their first 30 days of employment.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2009
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Cash and Cash Equivalents			
*	Fidelity Short Term Investment Fund	Short Term Investment, .3% variable		$ 7.8
*	Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		.1
	SEI Daily Income Treasury Government Fund	Short Term Investment, .1% variable		.2
	Total			**8.1**
	Guaranteed Investment Contracts			
	Metropolitan Life	Guaranteed Investment Contract GAC31941, Open maturity, 4.0%		2.2
	Metropolitan Life	Guaranteed Investment Contract 31952, Stepped maturity, 3.7%		2.1
	Total			**4.3**
	Synthetic Guaranteed Investment Contracts			
	Monumental Life Insurance Company (Contract MDA00899TR)			
	Bank of America Commercial Mortgage Inc.	Commercial Mortgage-Backed Security, 04/26/10, 4.6%		.8
	Citigroup/Deutsche Bank	Commercial Mortgage-Backed Security, 03/15/11, 5.4%		1.5
	Fannie Mae	Mortgage-Backed Security, 10/15/11, 4.0%		.2
	Freddie Mac	Mortgage-Backed Security, 08/12/10, 4.5%		1.2
	Freddie Mac	Mortgage-Backed Security, 06/10/10, 5.0%		1.6
	Freddie Mac	Mortgage-Backed Security, 04/15/11, 4.0%		2.0
	Freddie Mac	Mortgage-Backed Security, 10/15/12, 4.5%		2.0
	Freddie Mac	Mortgage-Backed Security, 04/15/12, 5.0%		1.1
	Merrill Lynch Mortgage Trust	Commercial Mortgage-Backed Security, 08/15/12, 5.0%		3.0
	Public Service New Hampshire Funding	Asset-Backed Security, 05/01/13, 6.5%		1.3
	Wrap contract			–
	Total			**14.7**
	JP Morgan Chase (Contract AAVERY01)			
	Bear Stearns Commercial Mortgage Services	Commercial Mortgage-Backed Security, 01/18/11, 4.2%		.9
	Freddie Mac	Mortgage-Backed Security, 03/15/11, 4.5%		1.3
	Freddie Mac	Mortgage-Backed Security, 12/13/10, 4.5%		1.3
	Freddie Mac	Mortgage-Backed Security, 06/13/11, 5.0%		1.6
	Freddie Mac	Mortgage-Backed Security, 05/16/11, 5.0%		2.1
	Ford Credit Auto Owner Trust	Asset-Backed Security, 11/15/12, 5.2%		1.1
	Government National Mortgage Association	Mortgage-Backed Security, 10/16/13, 4.3%		.9
	Merrill Lynch Mortgage Trust	Commercial Mortgage-Backed Security, 10/17/11, 5.2%		2.5
	Morgan Stanley Dean Witter Capital	Commercial Mortgage-Backed Security, 02/15/13, 5.7%		.1
	TXU Electronic Delivery Transition Bond Co.	Asset-Backed Security, 03/15/13, 4.8%		1.4
	Wrap contract			–
	Total			**13.2**
	Natixis Financial Products (Contract WR 1819-03)			
	Pooled Fixed Income Fund	1-3 Year Credit Bond Index Fund		2.3
	Pooled Fixed Income Fund	1-3 Year Government Bond Index Fund		1.7
	Pooled Fixed Income Fund	Asset-Backed Securities Index Fund		4.3
	Pooled Fixed Income Fund	Commercial Mortgage-Backed Index Fund		2.2
	Pooled Fixed Income Fund	Intermediate Term Credit Bond Index Fund		2.6
	Pooled Fixed Income Fund	Intermediate Term Government Bond Index Fund		.9
	Pooled Fixed Income Fund	Long Term Credit Bond Index Fund		.4
	Pooled Fixed Income Fund	Long Term Government Bond Index Fund		.5
	Pooled Fixed Income Fund	Mortgage-Backed Securities Index Fund		6.3
	Wrap contract			–
	Total			**21.2**
	ING Life Insurance (Contract 60247)			
	Pooled Fixed Income Fund	1-3 Year Credit Bond Index Fund		2.3
	Pooled Fixed Income Fund	1-3 Year Government Bond Index Fund		1.7
	Pooled Fixed Income Fund	Asset-Backed Securities Index Fund		4.3
	Pooled Fixed Income Fund	Commercial Mortgage-Backed Index Fund		2.2

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2009
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	ING Life Insurance (Contract 60247) (continued)			
	Pooled Fixed Income Fund	Intermediate Term Credit Bond Index Fund		2.6
	Pooled Fixed Income Fund	Intermediate Term Government Bond Index Fund		.9
	Pooled Fixed Income Fund	Long Term Credit Bond Index Fund		.4
	Pooled Fixed Income Fund	Long Term Government Bond Index Fund		.5
	Pooled Fixed Income Fund	Mortgage-Backed Securities Index Fund		6.3
	Wrap contract			–
	Total			**21.2**
	Pacific Life Insurance Company (Contract G 26017)			
	Abbott Laboratories	Corporate Bond, due 05/15/11, par $.9, 5.6%		.9
	American Express	Corporate Bond, due 11/21/11, par $.7, 5.3%		.7
	American Express Master Trust	Asset-Backed Security, due 03/16/15, par $.3, .3%		.3
	American International Group	Corporate Bond, due 10/01/10, par $.2, 4.7%		.2
	American International Group	Corporate Bond, due 05/15/13, par $.3, 4.3%		.3
	AT&T	Corporate Bond, due 11/15/13, par $.6, 6.7%		.6
	AT&T	Corporate Bond, due 02/01/18, par $.5, 5.5%		.5
	Bank of America Corporation	Corporate Bond, due 06/01/19, par $.8, 7.6%		.8
	Bank of America Trust	Asset-Backed Security, due 12/16/13, par $.9, 1.4%		.9
	Barclays Bank PLC	Corporate Bond, due 07/10/14, par $.2, 5.2%		.2
	Boeing Company	Corporate Bond, due 11/20/12, par $.2, 1.9%		.2
	California State General Obligation	Municipal Bond, due 04/01/14, par $.8, 5.3%		.8
	Capital Auto Trust	Asset-Backed Security, due 08/15/12, par $.9, 1.2%		.9
	Capital One Multi Trust	Asset-Backed Security, due 11/15/13, par $.5, 4.9%		.5
	Capital One Trust	Asset-Backed Security, due 09/15/15, par $.2, .3%		.2
	Chase Issuance Trust	Asset-Backed Security, due 09/17/12, par $1.0, 5.0%		1.0
	Citibank Issuance Trust	Asset-Backed Security, due 12/17/18, par $.2, .3%		.2
	Citibank Issuance Trust	Asset-Backed Security, due 12/23/14, par $.8, 2.3%		.8
	Citigroup Inc.	Corporate Bond, due 05/15/18, par $.7, 2.0%		.7
	ConocoPhillips	Corporate Bond, due 05/25/10, par $.2, 8.8%		.2
	ConocoPhillips	Corporate Bond, due 05/15/13, par $.2, 4.4%		.2
	Daimler Chrysler Trust	Asset-Backed Security, due 11/08/11, par $.5, 5.0%		.5
	Discover Card Master Trust	Asset-Backed Security, due 10/15/13, par $.6, 5.1%		.6
	Du Pont	Corporate Bond, due 01/15/13, par $.6, 5.0%		.6
	Freddie Mac	Mortgage-backed Security, due 08/23/10, par $1.1, 5.1%		1.1
	Ford Auto Trust	Asset-Backed Security, due 06/15/12, par $.2, 5.5%		.2
	Ford Auto Trust	Asset-Backed Security, due 07/15/12, par $.7, 5.2%		.7
	GE Capital Credit Card Master Note Trust	Asset-Backed Security, due 06/15/13, par $.8, 5.4%		.8
	GE Capital Credit Card Master Note Trust	Asset-Backed Security, due 07/15/15, par $.4, 3.7%		.4
	GE Capital Corporation	Corporate Bond, due, 11/14/14, par $.3, 3.8%		.3
	Harley-Davidson Trust	Asset-Backed Security, due 12/15/13, par $1.1, 4.9%		1.1
	Hewlett-Packard Company	Corporate Bond, due, 08/15/12, par $.3, 3.0%		.3
	Honda Auto Trust	Asset-Backed Security, due 12/16/13, par $.8, .5%		.8
	Household Master Trust	Asset-Backed Security, due 07/15/13, par $.8, .8%		.8
	HSBC Finance Corporation	Corporate Bond, due 05/15/11, par $.3, 6.8%		.3
	HSBC Finance Corporation	Corporate Bond, due 09/14/12, par $.5, .6%		.5
	Lowe's Companies Inc.	Corporate Bond, due 09/15/12, par $.3, 5.6%		.3
	Philip Morris International Inc.	Corporate Bond, due 03/17/14, par $.9, 6.9%		.9
	Philips Electronics	Corporate Bond, due 03/11/13, par $.9, 4.6%		.9
	Prudential Financial	Corporate Bond, due 01/15/15, par $.2, 6.2%		.2
	Regions Financial	Corporate Bond, due 12/01/10, par $.3, 4.4%		.3
	Rio Tinto Ltd.	Corporate Bond, due 07/15/13, par $.6, 5.9%		.6
	Royal Bank of Scotland PLC	Corporate Bond, due 08/25/14, par $.3, 4.9%		.3
	Standard Chartered Bank	Corporate Bond, due 11/18/14, par $.5, 5.5%		.5
	Statoil	Corporate Bond, due 10/15/14, par $.6, 2.9%		.6
	SunTrust Banks	Corporate Bond, due 11/05/12, par $.8, 5.3%		.8
	Telefonica SA	Corporate Bond, due 01/15/15, par $1.0, 4.9%		1.0
	US Treasury Notes	Government Bond, due 07/31/11, par $3.5, 1.0%		3.5
	USAA Auto Owner Trust	Asset-Backed Security, due 02/15/12, par $.2, 4.9%		.2
	Verizon Communications	Corporate Bond, due 02/15/13, par $1.0, 4.4%		1.0
	Wachovia Corporation	Corporate Bond, due 05/01/13, par $.3, 5.5%		.3

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2009
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Pacific Life Insurance Company (Contract G 26017) (continued)			
	Wachovia Corporation	Corporate Bond, due 03/01/12, par $.1, .4%		.1
	Wellpoint Incorporated	Corporate Bond, due 08/01/12, par $.3, 6.8%		.3
	Western Union	Corporate Bond, due 02/26/14, par $.6, 6.5%		.6
	State Street Bank Short Term Interest Fund	Short Term Investment, .2% variable		1.1
	Wrap contract			.1
	Total			**33.7**
	Total fair market value of underlying assets			**104.0**
*	**Avery Dennison Corporation Common Stock**	4,490,094 shares	**157.8**	**163.8**
	Common/Collective Trusts			
	Mellon Stable Value Fund	Bank-sponsored Collective Fund		.1
	Victory EB Diversified Stock Fund	Common/collective Trust Fund		32.3
*	Fidelity U.S. Equity Index Pool Fund	Common/collective Trust Fund		27.5
	Total			**59.9**
	Mutual Funds			
*	Fidelity Growth Company Fund	Investment in Registered Investment Company		22.4
*	Fidelity Puritan Fund	Investment in Registered Investment Company		57.1
*	Fidelity Retirement Gov't Money Market Fund	Investment in Registered Investment Company		17.7
	Neuberger Berman Genesis Trust Fund	Investment in Registered Investment Company		27.5
*	Fidelity Freedom Income Fund	Investment in Registered Investment Company		1.2
*	Fidelity Freedom 2000 Fund	Investment in Registered Investment Company		.9
*	Fidelity Freedom 2010 Fund	Investment in Registered Investment Company		4.4
*	Fidelity Freedom 2020 Fund	Investment in Registered Investment Company		8.3
*	Fidelity Freedom 2030 Fund	Investment in Registered Investment Company		3.8
*	Fidelity Freedom 2040 Fund	Investment in Registered Investment Company		2.6
	Artisan Mid Cap Growth Fund	Investment in Registered Investment Company		11.7
*	Fidelity Diversified International Fund	Investment in Registered Investment Company		30.3
	MSI Small Company Growth B Fund	Investment in Registered Investment Company		6.0
	Hotchkis & Wiley Large Cap Value Index Fund	Investment in Registered Investment Company		5.3
	Vanguard Growth & Income Fund	Investment in Registered Investment Company		21.1
	Total			**220.3**
	Participant Loans	**4.3% - 10.5%**		**15.4**
	Total investments, at fair value			**$ 575.8**

* Indicates party-in-interest to the Plan for which a statutory exemption exists.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2008
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Cash and Cash Equivalents			
*	Fidelity Short Term Investment Fund	Short Term Investment, 2.2% variable		$ 6.3
*	Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		1.0
*	Bank of America Money Market Savings Account	Short Term Investment, 1.2% variable		.2
	Total			**7.5**
	Synthetic Guaranteed Investment Contracts			
	Monumental Life Insurance Company (Contract MDA00899TR)			
	Banc of America Commercial Mortgage Inc.	Commercial Mortgage-Backed Security, 06/10/10, 4.6%		1.4
	Bear Stearns Commercial Mortgage Services	Commercial Mortgage-Backed Security, 04/13/09, 3.9%		.2
	Citigroup/Deutsche Bank	Commercial Mortgage-Backed Security, 07/15/12, 5.4%		1.3
	Fannie Mae	Mortgage-Backed Security, 02/15/09, 5.0%		.2
	Fannie Mae	Mortgage-Backed Security, 06/25/10, 4.0%		.7
	Freddie Mac	Mortgage-Backed Security, 10/15/12, 4.5%		1.2
	Freddie Mac	Mortgage-Backed Security, 08/15/12, 5.0%		1.5
	Freddie Mac	Mortgage-Backed Security, 03/15/11, 4.0%		2.0
	Freddie Mac	Mortgage-Backed Security, 10/15/11, 4.5%		2.0
	Freddie Mac	Mortgage-Backed Security, 05/15/13, 5.0%		1.0
	Honda Auto Receivables Owner Trust	Asset-Backed Security, 10/18/10, 5.1%		1.0
	Merrill Lynch Mortgage Trust	Commercial Mortgage-Backed Security, 08/12/10, 5.0%		2.8
	Public Service New Hampshire Funding	Asset-Backed Security, 05/01/13, 6.5%		1.6
	Wrap contract			–
	Total			**16.9**
	JP Morgan Chase (Contract AAVERY01)			
	Bear Stearns Commercial Mortgage Services	Commercial Mortgage-Backed Security, 09/13/11, 4.2%		1.0
	Chase Manhattan Auto Owner Trust	Asset-Backed Security, 09/15/09, 5.1%		.6
	Freddie Mac	Mortgage-Backed Security, 07/15/11, 4.5%		2.0
	Freddie Mac	Mortgage-Backed Security, 05/15/11, 4.5%		2.0
	Freddie Mac	Mortgage-Backed Security, 02/15/13, 5.0%		1.6
	Freddie Mac	Mortgage-Backed Security, 09/15/12, 5.0%		2.1
	Ford Credit Auto Owner Trust	Asset-Backed Security, 04/15/12, 5.2%		.9
	Government National Mortgage Association	Mortgage-Backed Security, 03/16/13, 4.3%		.9
	LB Commercial Conduit Mortgage Trust	Commercial Mortgage-Backed Security, 04/15/09, 6.8%		1.4
	Merrill Lynch Mortgage Trust	Commercial Mortgage-Backed Security, 11/12/10, 5.2%		2.3
	Morgan Stanley Dean Witter Capital	Commercial Mortgage-Backed Security, 01/18/11, 5.7%		1.2
	TXU Electronic Delivery Transition Bond Co.	Asset-Backed Security, 11/15/12, 4.8%		1.5
	Wrap contract			–
	Total			**17.5**
	Natixis Financial Products (Contract WR 1819-03)			
	Pooled Fixed Income Fund	1-3 Year Government Bond Index Fund		.5
	Pooled Fixed Income Fund	Asset-Backed Securities Index Fund		3.5
	Pooled Fixed Income Fund	Commercial Mortgage-Backed Securities Fund		2.4
	Pooled Fixed Income Fund	Intermediate Term Credit Bond Index Fund		3.8
	Pooled Fixed Income Fund	Intermediate Term Government Bond Index Fund		1.0
	Pooled Fixed Income Fund	Long Term Credit Bond Index Fund		1.0
	Pooled Fixed Income Fund	Long Term Government Bond Index Fund		1.1
	Pooled Fixed Income Fund	Mortgage-Backed Securities Index Fund		5.4
	Wrap contract			.1
	Total			**18.8**
	ING Life Insurance (Contract 60247)			
	Pooled Fixed Income Fund	1-3 Year Government Bond Index Fund		.5
	Pooled Fixed Income Fund	Asset-Backed Securities Index Fund		3.5
	Pooled Fixed Income Fund	Commercial Mortgage-Backed Securities Fund		2.4
	Pooled Fixed Income Fund	Intermediate Term Credit Bond Index Fund		3.8
	Pooled Fixed Income Fund	Intermediate Term Government Bond Index Fund		1.1
	Pooled Fixed Income Fund	Long Term Credit Bond Index Fund		1.0
	Pooled Fixed Income Fund	Long Term Government Bond Index Fund		1.1

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2008
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	ING Life Insurance (Contract 60247) (continued)			
	Pooled Fixed Income Fund	Mortgage-Backed Securities Index Fund		5.4
	Wrap contract			.1
	Total			**18.9**
	Pacific Life Insurance Company (Contract G 26017)			
	Abbott Laboratories	Corporate Bond, due 05/15/11, par $.9, 5.6%		.9
	American Express	Corporate Bond, due 11/21/11, par $.9, 5.3%		.9
	American International Group	Corporate Bond, due 10/01/10, par $.1, 4.7%		.1
	Ameritech Capital Funding	Corporate Bond, due 05/18/09, par $.2, 6.3%		.2
	AT&T	Corporate Bond, due 01/15/13, par $.2, 5.0%		.2
	Bank of America Corporation	Asset-Backed Security, due 05/01/13, par $.2, 4.9%		.4
	Bank of America Trust	Asset-Backed Security, due 12/16/13, par $1.2, 2.4%		1.2
	Capital One Multi Trust	Asset-Backed Security, due 11/15/13, par $.5, 4.9%		.5
	Capital One Trust	Asset-Backed Security, due 09/15/15, par $.1, 1.3%		.1
	Chase Auto Trust	Asset-Backed Security, due 01/15/13, par $.7, 5.4%		.7
	Chase Issuance Trust	Asset-Backed Security, due 09/17/12, par $1.3, 5.0%		1.3
	CIT Group Inc.	Corporate Bond, due 03/12/10, par $.1, 2.2%		.1
	CIT Group Inc.	Corporate Bond, due 01/30/09, par $.5, 3.6%		.5
	CIT Group Inc.	Corporate Bond, due 02/13/12, par $.3, 2.4%		.3
	Citibank Issuance Trust	Asset-Backed Security, due 06/22/12, par $.8, 5.5%		.8
	Citigroup Inc.	Corporate Bond, due 05/15/18, par $.6, 3.8%		.6
	ConocoPhillips	Corporate Bond, due 05/25/10, par $.2, 8.8%		.2
	ConocoPhillips	Corporate Bond, due 05/15/13, par $.2, 4.4%		.2
	Daimler Chrysler Trust	Asset-Backed Security, due 11/08/11, par $.8, 5.0%		.7
	Discover Card Master Trust	Asset-Backed Security, due 10/15/13, par $.5, 5.1%		.5
	Du Pont	Corporate Bond, due 01/15/13, par $.6, 5.0%		.6
	Freddie Mac	Mortgage-backed Security, due 09/18/09, par $1.1, 5.0%		1.0
	Freddie Mac	Mortgage-backed Security, due 08/23/10, par $1.2, 5.1%		1.2
	Fannie Mae	Mortgage-backed Security, due 12/10/09, par $1.0, 3.9%		1.0
	First Union National Bank	Corporate Bond, due 02/15/10, par $.1, 7.9%		.1
	Ford Auto Trust	Asset-Backed Security, due 06/15/12, par $.4, 5.5%		.4
	Ford Auto Trust	Asset-Backed Security, due 07/15/12, par $.6, 5.2%		.6
	GE Capital Credit Card Master Note Trust	Asset-Backed Security, due 09/17/12, par $.1, 5.1%		.1
	GE Capital Credit Card Master Note Trust	Asset-Backed Security, due 06/15/13, par $.7, 5.4%		.7
	GE Capital Corporation	Corporate Bond, due,10/21/10 par $.3, 4.9%		.3
	Harley-Davidson Trust	Asset-Backed Security, due 01/15/12, par $.1, 5.2%		.1
	Harley-Davidson Trust	Asset-Backed Security, due 12/15/13, par $.6, 4.9%		.6
	Honda Auto Trust	Asset-Backed Security, due 12/16/13, par $.7, 1.4%		.7
	Household Finance Corporation	Corporate Bond, due,11/16/09 par $.5, 4.1%		.5
	Household Master Trust	Asset-Backed Security, due 10/15/10, par $.4, 1.7%		.3
	International Lease Finance Corporation	Corporate Bond, due 03/25/13, par $.3, 6.4%		.3
	JP Morgan Chase	Corporate Bond, due 06/16/11, par $.6, 4.9%		.6
	Lowe's Companies Inc.	Corporate Bond, due 09/15/12, par $.3, 5.6%		.3
	Nissan Auto Trust	Asset-Backed Security, due 10/15/10, par $.5, 4.2%		.5
	Northern Trust Corporation	Corporate Bond, due 08/15/13, par $.6, 5.5%		.5
	Philip Morris International Inc.	Corporate Bond, due 05/16/13, par $.9, 4.9%		.9
	Philips Electronics	Corporate Bond, due 03/11/13, par $.8, 4.6%		.8
	Regions Financial	Corporate Bond, due 12/01/10, par $.3, 4.4%		.3
	Rio Tinto Ltd.	Corporate Bond, due 07/15/13, par $.6, 5.9%		.6
	SBC Communications	Corporate Bond, due 09/15/09, par $.6, 4.1%		.6
	SunTrust Banks	Corporate Bond, due 11/05/12, par $.7, 5.3%		.7
	USAA Auto Owner Trust	Asset-Backed Security, due 02/15/11, par $.2, 4.2%		.2
	USAA Auto Owner Trust	Asset-Backed Security, due 02/15/12, par $.7, 4.9%		.7
	Verizon Communications	Corporate Bond, due 02/15/13, par $1.3, 4.4%		1.3
	Walgreen Company	Corporate Bond, due 08/01/13, par $.9, 4.9%		1.3
	Wal-Mart Stores	Corporate Bond, due 07/01/10, par $.6, 4.1%		.6
	State Street Bank Short Term Interest Fund	Short Term Investment, 1.0% variable		1.8
	Wrap contract			-
	Total			**30.6**

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2008
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Total fair market value of underlying assets			**102.7**
*	**Avery Dennison Corporation Common Stock**	4,312,042 shares	**161.9**	**141.1**
	Common/Collective Trusts			
	Mellon Stable Value Fund	Bank-sponsored Collective Fund		.1
	Victory EB Diversified Stock Fund	Common/collective Trust Fund		26.9
*	Fidelity U.S. Equity Index Pool Fund	Common/collective Trust Fund		22.3
	Total			**49.3**
	Mutual Funds			
*	Fidelity Growth Company Fund	Investment in Registered Investment Company		14.5
*	Fidelity Puritan Fund	Investment in Registered Investment Company		40.2
*	Fidelity Retirement Gov't Money Market Fund	Investment in Registered Investment Company		19.6
	Neuberger Berman Genesis Trust Fund	Investment in Registered Investment Company		22.4
*	Fidelity Freedom Income Fund	Investment in Registered Investment Company		.8
*	Fidelity Freedom 2000 Fund	Investment in Registered Investment Company		.5
*	Fidelity Freedom 2010 Fund	Investment in Registered Investment Company		4.5
*	Fidelity Freedom 2020 Fund	Investment in Registered Investment Company		6.3
*	Fidelity Freedom 2030 Fund	Investment in Registered Investment Company		2.9
*	Fidelity Freedom 2040 Fund	Investment in Registered Investment Company		1.8
	Artisan Mid Cap Growth Fund	Investment in Registered Investment Company		6.5
*	Fidelity Diversified International Fund	Investment in Registered Investment Company		22.7
	MSI Small Company Growth B Fund	Investment in Registered Investment Company		3.1
	Hotchkis & Wiley Large Cap Value Index Fund	Investment in Registered Investment Company		3.6
	Vanguard Growth & Income Fund	Investment in Registered Investment Company		18.7
	Total			**168.1**
	Participant Loans	**5.0% - 10.5%**		**16.5**
	Total investments, at fair value			**$ 485.2**

* Indicates party-in-interest to the Plan for which a statutory exemption exists.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS*

For the Year Ended December 31, 2009
EIN #95-1492269 Plan #004
(Dollars in millions)

(a) Identity of Party Involved	(b) Description of Asset (Including interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Avery Dennison Corporation**	Avery Dennison Corporation Common Stock	$ –	$ 21.3	$ –	$ –	$ 31.4	$ 21.3	$ (10.1)
		31.1	–	–	–	31.1	31.1	–

* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the plan year, with certain exceptions.

** Plan sponsor and, therefore, a party-in-interest for which a statutory exemption exists.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS*
For the Month Ended December 31, 2008
EIN #95-1492269 Plan #004
(Dollars in millions)

(a) Identity of Party Involved	(b) Description of Asset (Including interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

No reportable transactions occurred during the plan month

* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the plan year, with certain exceptions.

** Plan sponsor and, therefore, a party-in-interest for which a statutory exemption exists.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-166837, 33-58921, 33-3645 and 33-1132) of Avery Dennison Corporation of our report dated June 24, 2010 relating to the financial statements of the Avery Dennison Corporation Employee Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Los Angeles, California
June 24, 2010